April 5, 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Withdrawal of Eldorado Artesian Springs, Inc.'s Registration
          Statement on Form SB-2 (File No. 333-68553)

Ladies and Gentlemen:

     Pursuant to Rule 477 of the  Securities  Act of 1933, as amended,  Eldorado
Artesian Springs, Inc., a Colorado corporation (the "Company"),  hereby requests the withdrawal of its Registration Statement on Form SB-2 (No. 333-68553), filed
with  the   Securities   and  Exchange   Commission   on  December  8,  1998(the
"Registration  Statement").  This application for withdrawal is made because the
Company has decided not to proceed  with the  offering  which was the subject of the  Registration  Statement.  No securities  were offered or sold in connection with the offering to which the Registration Statement related.

     The Company also requests in accordance with Rule 457(p) under the Act that all  fees  paid  to  the  Commission  in  connection  with  the  filing  of  the
Registration Statement be credited for future use for the Company's account.

     If you have any questions  regarding this letter,  please contact Company's counsel, Laurie P. Glasscock of Faegre & Benson, LLP, at (303) 546-1300.

                                   Eldorado Artesian Springs, Inc.

                                   By:  /s/ Cathleen Shoenfeld
                                        Cathleen Shoenfeld
                                        Chief Financial Officer

cc:  Douglas A. Larson
     Ehrhardt Keefe Steiner & Hottman PC